                                                       OMB APPROVAL
                                                  OMB Number: 3235-0145
                                                  Expires: October 31, 1997
                                                  Estimated Average burden








                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)(1)


                             WESTPOINT STEVENS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    919610 5
                                    919630 3
            --------------------------------------------------------

                                 (CUSIP Number)

           Holcombe T. Green, Jr., HTG Corp., Atlanta Financial Center
       3343 Peachtree Road, N.E., Suite 1420, Atlanta, Georgia 30326 (404)
                                    261-1187
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 15, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D



CUSIP NO.  919610 5, 919630 3                         PAGE  2  OF  9   PAGES

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WPS Investors, L.P.

--------------------------------------------------------------------------------
 2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [X]
                                                          (b) [ ]
--------------------------------------------------------------------------------
 3      SEC USE ONLY


--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

          BK; OO
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        [ ]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
--------------------------------------------------------------------------------
                       7           SOLE VOTING POWER
     NUMBER OF
      SHARES                         0
                    ------------------------------------------------------------
   BENEFICIALLY        8           SHARED VOTING POWER
     OWNED BY
       EACH                          8,704,153
                    ------------------------------------------------------------
     REPORTING         9           SOLE DISPOSITIVE POWER
      PERSON
       WITH                          0
                    ------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                     8,704,153
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,704,153
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.6%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
          PN
================================================================================

                                  SCHEDULE 13D

CUSIP NO. 919610 5, 919630 3                            PAGE 3  OF  9  PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HTG Corp.

--------------------------------------------------------------------------------
 2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
                       7           SOLE VOTING POWER
     NUMBER OF
      SHARES                        0
                    ------------------------------------------------------------
   BENEFICIALLY        8           SHARED VOTING POWER
     OWNED BY
       EACH                          8,704,153
                    ------------------------------------------------------------
     REPORTING         9           SOLE DISPOSITIVE POWER
      PERSON
       WITH                         0
                    ------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                     8,704,153
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,704,153
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             [X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.6%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
14
         CO
================================================================================

                                  SCHEDULE 13D

CUSIP NO.   919610 5, 919630 3                               PAGE 4 OF  9 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Holcombe T. Green, Jr.

--------------------------------------------------------------------------------
 2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [X]
                                                         (b) [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)        [ ]
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                       7           SOLE VOTING POWER
     NUMBER OF
      SHARES                         314,469
                    ------------------------------------------------------------
   BENEFICIALLY        8           SHARED VOTING POWER
     OWNED BY
       EACH                          8,820,403
                    ------------------------------------------------------------
     REPORTING         9           SOLE DISPOSITIVE POWER
      PERSON
       WITH                          314,469
                    ------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                     8,820,403
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,134,872
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   [X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.0%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*
14
         IN
================================================================================

                                 AMENDMENT NO. 6
                                TO SCHEDULE 13-D


       This Amendment No. 6 amends the indicated items of the statement on
Schedule 13D, as amended, relating to the Class A Common Stock, $.01 par value, of WestPoint Stevens Inc., a Delaware corporation, filed on behalf of WPS Investors, L.P., a Georgia limited partnership; HTG Corp., a Georgia corporation which is the sole general partner of WPS; and Holcombe T. Green, Jr., the sole director and shareholder and President of HTG Corp., as indicated below.

Item   5. Interest in Securities of the Issuer.

       Item 5(a) is hereby restated as follows:

       WPS is the beneficial owner of 8,704,153 Shares, or approximately 28.6% of the Shares outstanding on July 31, 1997. The Shares deemed to be beneficially owned by WPS exclude any Shares owned by any of the limited partners of WPS, with respect to which Shares WPS has neither voting nor dispositive power and as to which WPS disclaims beneficial ownership. HTG Corp., as the general partner of WPS, and Mr. Holcombe T. Green, Jr., as the sole director and shareholder and President of HTG Corp., may be deemed to be beneficial owners of all Shares beneficially owned by WPS, which constitute an aggregate of 8,704,153 Shares, or approximately 28.6% of the Shares outstanding as of July 31, 1997. In addition, Mr. Green owns 308,315 Shares, has dispositive power with respect to 116,250 Shares held by Hall Family Investments, L.P., a limited partnership of which Mr. Green's wife is a general partner, and may be deemed the beneficial owner of 450 Shares held by his IRA and 5,704 Shares held by his 401(K) account. As a result, Mr. Green may be deemed to be the beneficial owner of all of the foregoing Shares, constituting an aggregate of 9,134,872 Shares, or approximately 30.0% of the Shares outstanding as of July 31, 1997.

       Item 5(b) is hereby restated as follows:

       WPS has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 8,704,153 Shares owned directly by WPS. Since HTG Corp. is the general partner of WPS, HTG Corp. is deemed to have shared voting and dispositive power with respect to all Shares as to which WPS has such power, which constitute an aggregate of 8,704,153 Shares. As the President of HTG Corp., Mr. Green is deemed to have shared voting and dispositive power with respect to all Shares as to which WPS has beneficial ownership, as well as shared dispositive power with respect to the 116,250 Shares owned by Hall Family Investments, LP., which constitute an aggregate of 8,820,403 Shares, and Mr. Green is deemed to have sole voting and dispositive power with respect to 308,315 Shares he owns directly, 450 Shares held by his IRA and 5,704 Shares held by his 401(K) account, or an aggregate of 314,469 Shares.

       Item 5(c) is hereby restated as follows:

       On August 15, 1997, WPS partially redeemed the limited partnership interests indirectly held by certain entities by transferring 500,000 Shares to such entities at a value of

$40.75 per share, based upon the closing price of the Shares on August 5, 1997 as reported by The Nasdaq Stock Market were sold in an underwritten public offering on such date.

       Item 5(d) is hereby restated as follows:

       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

       Item 5(e) is not applicable.

Item 7.  Material to be Filed as Exhibits.

       (a)(2) Joint Acquisition Statement pursuant to Rule 13d-1(f)(1).

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 22, 1997.


                                       /s/ Holcombe T. Green, Jr.
                                       ----------------------------------------
                                       Holcombe T. Green, Jr.,
                                       signing in the capacities and on behalf
                                       of each of the persons listed in
                                       Exhibit (a)(2) hereto.

                                  EXHIBIT INDEX

                                                                 Sequential
Exhibit                                                          Page Number
-------                                                          -----------
(a)(2)           Joint Acquisition Statement
                 pursuant to Rule 13d-l(f)(1)

                                 EXHIBIT (a)(2)

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13(d)-1(f)(1)


       The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 22, 1997



                                       /s/ Holcombe T. Green, Jr.
                                       ----------------------------------------
                                       Holcombe T. Green, Jr.,
                                       signing in the capacities and on behalf
                                       of each of the persons listed on
                                       Schedule I hereto.

                                  SCHEDULE I


WPS INVESTORS, L.P.
By:      HTG Corp.
         General Partner

         By:      Holcombe T. Green, Jr.
                  President


HTG CORP.
By:      Holcombe T. Green, Jr.
         President


HOLCOMBE T. GREEN, JR.
Individually